United States securities and exchange commission logo





                             February 25, 2021

       Larry Sorsby
       Chief Financial Officer
       Hovnanian Enterprises Inc.
       90 Matawan Rd, Fifth Floor
       Matawan, NJ 07747

                                                        Re: Hovnanian
Enterprises Inc.
                                                            Form 10-K for the
year ended October 31, 2020
                                                            Filed December 22,
2020
                                                            File No. 001-08551

       Dear Mr. Sorsby:

              We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the year ended October 31, 2020

       Note 3. Summary of Significant Accounting Policies, page 64

   1. We note your disclosure in your Form 10-K for the year ended October 31, 2019 that the adoption of ASC 606
did not result in any significant changes to your business
                                                        processes, systems, or
internal controls, or have a material impact on your Consolidated
                                                        Financial Statements.
Notwithstanding this, please tell us how you have met the disclosure requirements set forth
in ASC 606-10-50, including but not limited to, disclosures related to performance
obligations and significant judgments.
       Note 9. Senior Notes and Credit Facilities, page 73

   2. We note your disclosure that your secured notes and term loan exchanges were accounted for in accordance with
ASC 470-60 resulting in a net gain of extinguishment of debt of
                                                        $9.2 million. Please
explain in further detail why these transactions were accounted for as a troubled debt
restructuring rather than a modification or extinguishment pursuant to
 Larry Sorsby
Hovnanian Enterprises Inc.
February 25, 2021
Page 2
         ASC 470-50 and how the $9.2 million gain on extinguishment was calculated.
Note 20. Investments in Unconsolidated Homebuilding and Land Development Joint Ventures, page 94

3. Please clarify why your share of net income in your unconsolidated joint ventures represents between 88-106% of the entities' net income for the years presented.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Ameen Hamady at 202-551-3891 or Kristi Marrone at 202-551-3429
with any questions.



FirstName LastNameLarry Sorsby                               Sincerely,
Comapany NameHovnanian Enterprises Inc.
                                                             Division of
Corporation Finance
February 25, 2021 Page 2                                     Office of Real
Estate & Construction
FirstName LastName